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                           May 26, 2022

       Di Chen
       Corporate Secretary
       ZK International Group Co., Ltd.
       No. 678 Dingxiang Road, Binhai Industrial Park
       Economic & Technology Development Zone
       Wenzhou, Zhejiang Province
       People   s Republic of China 325025

                                                        Re: ZK International
Group Co., Ltd.
                                                            Form 20-F for the
Fiscal Year Ended September 30, 2021
                                                            Filed January 28,
2022
                                                            File No. 001-38146

       Dear Mr. Chen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended September 30, 2021

       Part I, page 5

   1.                                                   At the onset of Part I,
please revise to disclose prominently the following:
                                                            whether your
auditor is subject to the determinations announced by the PCAOB on
                                                            December 16, 2021;
                                                            whether and how the
Holding Foreign Companies Accountable Act, the Accelerating
                                                            Holding Foreign
Companies Accountable Act, and related regulations will affect your company, including
the time frame change in PCAOB inspections to two consecutive years instead of
three years;
                                                            whether you have
been or are expect to be identified by the Commission under the
                                                            HFCAA; and
                                                            a cross-reference
to more detailed disclosures in your risk factors, including the
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FirstName  LastNameDi  ChenLtd.
ZK International Group Co.,
Comapany
May        NameZK International Group Co., Ltd.
     26, 2022
May 26,
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              heading of the risk factor.

2. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries, primarily based in China, and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
3. At the onset of Part I, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the
company   s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
by China   s
         government, such as those related data security or anti-monopoly concerns, have or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         a U.S. or other foreign exchange.
4. We note your disclosures on page 3; however, when you provide disclosure throughout the filing please make it clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting business operations. Refrain from using
         terms such as    we    or    our    when describing activities or
functions of a subsidiary. For
         example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors own an interest.
Item 3. Key Information, page 5

5. At the onset of Item 3, please disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Di Chen
FirstName  LastNameDi  ChenLtd.
ZK International Group Co.,
Comapany
May        NameZK International Group Co., Ltd.
     26, 2022
May 26,
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FirstName LastName
6. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permission requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency that is required to approve operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. At the onset of Item 3, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.
8. Please disclose that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

A. Selected Financial Data, page 5

9. Please ensure amounts presented here correspond with amounts presented in your financial statements. In this regard, we note you disclose income from operations for the year ended September 30, 2021; however, you disclose an operating loss in your financial statements.
D. Risk Factors, page 6

10.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material
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FirstName  LastNameDi  ChenLtd.
ZK International Group Co.,
Comapany
May        NameZK International Group Co., Ltd.
     26, 2022
May 26,
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         change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

11. Since your officers and directors are located in China, as disclosed in your risk factor on page 21, please revise to also include a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgements against these individuals.
Item 5. Operating and Financial Review and Prospects, page 55

12. We note your disclosures under operating results beginning on page 55 do not quantify and fully explain the reasons for material changes during the periods presented. Please more fully address the following:
             revise your discussion of changes in revenues to quantify and disclose the impact of changes in the volume of goods sold and the average selling prices during each period and disclose and discuss the factors that impacted changes in volume and price during each period; and
             given the material impact certain products have on gross profit margins, quantify revenues by material product type/line and disclose and discuss the impact of changes in product mix on gross profit margins during each period.
13. We note your disclosures under liquidity and capital resources on page 61 regarding the aging of accounts receivable as of the last three balance sheet dates. We note you indicate you evaluate the adequacy of your allowance for doubtful accounts based on individual account analysis and historical collection trends; however, we also note the significant deterioration in the aging of accounts receivable during the last three year, including the fact that approximately 57% of outstanding accounts receivable at
         September 30, 2021 are greater than one year old. Please more fully disclose and discuss the specific facts and circumstances that resulted in the significant deterioration in the aging of accounts receivable during the last three year and more fully explain how and why you concluded the related allowance is adequate. Please also tell us and disclose the amount of outstanding accounts receivable at September 30, 2021 that have been subsequently collected.
14. Please disclose and discuss information regarding your critical accounting estimates.
         Refer to Item 5.E of Form 20-F.
Item 10. Additional Information
D. Exchange Controls, page 79

15. We note two references to a VIE in the PRC in the last paragraph of this section on page
         81; however, we noted no disclosures throughout the filing that indicate you operate
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ZK International Group Co., Ltd.
May 26, 2022
Page 5
         through a VIE structure. Please explain to us and/or revise your disclosures to address this apparent inconsistency. If accurate, please affirmatively state at the onset of Part I that you do not use a VIE structure.
Consolidated Financial Statements
Note 8 - Long-Term Investment, page F-17

16. We note you entered into a Subscription Agreement with CG Malta that resulted in an ownership interest of 15.73 % and it appears you are committed to purchase additional ownership interests no later than April 30, 2022. We also note you account for your investment in CG Malta at cost under ASC 321 and have elected the measurement alternative under ASC 321 to use cost minus impairment for the subsequent measurement of this investment. Based on your ownership interest and your commitment to purchase additional ownership interests, please more fully explain to us how you determined this investment is not required to be accounted for under ASC 323. Please also explain to us if and how the purchase of additional ownership interests subsequent to year-end impacted your accounting for this investment. In addition, given the materiality of this investment to your assets and total equity, please revise your disclosures under either Item 4 or Item 5 to more fully address the current financial condition and results of operations of CG Malta.
         Your disclosures should allow investors to better understand the nature and magnitude of
         CG Malta's operations so they can better assess the purchase price.
Note 19 - Segment Reporting, page F-25

17. We note you determined you have one operating segment as defined by ASC 280. Based on the significant differences between your historical business operations in China relative to the business operations conducted by and expected to be conducted by the multiple
         xSigma subsidiaries, please more fully explain to us how you determined you have one operating segment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameDi Chen                                       Sincerely,
Comapany NameZK International Group Co., Ltd.
                                                                Division of
Corporation Finance
May 26, 2022 Page 5                                             Office of
Manufacturing
FirstName LastName